Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2012 Financial Results

SHANGHAI, China, February 20, 2013 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter of 2012 and for the fiscal year ended December 31, 2012.

Fourth Quarter 2012 Financial Highlights:
- Total revenues increased 7.4% over Q4 2011 to RMB397.3 million (US$63.8 million), exceeding the Company’s guidance
- Online recruitment services revenues increased 9.6% over Q4 2011 to RMB237.9 million (US$38.2 million)
- Gross margin was 70.6% compared with 71.2% in Q4 2011
- Income from operations increased 6.5% over Q4 2011 to RMB119.4 million (US$19.2 million)
- Fully diluted earnings per common share were RMB2.06 (US$0.66 per ADS)
- Excluding share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.30 (US$0.74 per ADS), exceeding the Company’s guidance

Fiscal Year 2012 Financial Highlights:
- Total revenues increased 10.4% from 2011 to RMB1,512.2 million (US$242.7 million)
- Gross margin increased to 72.0% compared with 71.5% in 2011
- Operating income increased 10.1% over 2011 to RMB485.5 million (US$77.9 million)
- Fully diluted earnings per common share were RMB7.92 (US$2.54 per ADS)
- Excluding share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB8.75 (US$2.81 per ADS)
- Cash and short-term investments increased to RMB2,531.4 million (US$406.3 million) as of December 31, 2012

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Against the backdrop of an uncertain economic climate in China, weaker hiring demand and the accelerated wind down of our print operations, we are pleased to have achieved revenue growth and improved profitability in 2012. With a sharp focus on executing our product development and sales strategies, we made meaningful progress in our online business, expanding our customer base and enhancing the user experience of job seekers. We also benefited from the increasing contribution from our other HR services, which maintained a healthy growth trajectory despite volatile market conditions. Our initiatives for 2013 are centered on further strengthening our position as the leading platform connecting employers and individuals in China, and we look forward to capturing exciting opportunities over the coming year.”

Fourth Quarter 2012 Unaudited Financial Results
Total revenues for the fourth quarter ended December 31, 2012 were RMB397.3 million (US$63.8 million), an increase of 7.4% from RMB369.8 million for the same quarter in 2011.

Online recruitment services revenues for the fourth quarter of 2012 were RMB237.9 million (US$38.2 million), representing a 9.6% increase from RMB216.9 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using the Company’s online recruitment services, which was partially offset by a decrease in average revenue per unique employer. Unique employers increased 18.3% to 183,446 in the fourth quarter of 2012 compared with 155,050 in the same quarter of the prior year driven by successful customer acquisition efforts and the growing usage of online recruitment services by employers. However, average revenue per unique employer decreased 7.3% in the fourth quarter of 2012 as compared to the same quarter in 2011 due to reduced spending by employers amid a slower economic environment in China in 2012.

Print advertising revenues for the fourth quarter of 2012 decreased 53.5% to RMB12.7 million (US$2.0 million) compared with RMB27.3 million for the same quarter in 2011 primarily due to the ongoing shift in demand away from print advertising services. The estimated number of print advertising pages generated in the fourth quarter of 2012 declined 55.6% to 377 from 850 pages in the same quarter in 2011. In addition, due to the Company’s decision to discontinue certain newspaper editions, the number of cities where 51job Weekly is published decreased to 7 as of December 31, 2012 from 14 cities as of December 31, 2011.

Other human resource related revenues for the fourth quarter of 2012 increased 16.8% to RMB146.8 million (US$23.6 million) from RMB125.6 million in the same quarter of 2011 primarily due to greater market demand for business process outsourcing services.

Gross profit for the fourth quarter of 2012 increased 7.2% to RMB268.7 million (US$43.1 million) from RMB250.8 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 70.6% in the fourth quarter of 2012 compared with 71.2% in the same quarter in 2011.

Operating expenses for the fourth quarter of 2012 increased 7.7% to RMB149.4 million (US$24.0 million) from RMB138.7 million for the same quarter of 2011. Operating expenses as a percentage of net revenues was 39.2% for the fourth quarter of 2012 compared with 39.4% for the fourth quarter of 2011. Sales and marketing expenses for the fourth quarter of 2012 decreased 0.7% to RMB97.2 million (US$15.6 million) from RMB97.9 million for the same quarter of the prior year primarily due to lower advertising and promotion expenses, which was mostly offset by higher employee compensation expenses. General and administrative expenses for the fourth quarter of 2012 increased 28.0% to RMB52.2 million (US$8.4 million) from RMB40.8 million in the fourth quarter of 2011 primarily due to higher employee compensation, rental and office expenses as well as bad debt provision.

Income from operations for the fourth quarter of 2012 increased 6.5% to RMB119.4 million (US$19.2 million) from RMB112.1 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 31.4% in the fourth quarter of 2012 compared with 31.8% in the same quarter of 2011. Excluding share-based compensation expense, operating margin would be 35.0% in the fourth quarter of 2012 compared with 34.9% in the same quarter of 2011. Other income in the fourth quarter of 2012 included financial subsidies of RMB12.1 million (US$1.9 million) and a gain of RMB1.3 million (US$0.2 million) from the sale of the coupon advertising services business owned by Area Link Co., Ltd., an entity in which we made investments in 2007 and 2008.

Net income for the fourth quarter of 2012 increased 7.2% to RMB122.1 million (US$19.6 million) from RMB113.9 million for the same quarter in 2011. Fully diluted earnings per common share for the fourth quarter of 2012 were RMB2.06 (US$0.33) compared with RMB1.93 for the same quarter in 2011. Fully diluted earnings per ADS for the fourth quarter of 2012 were RMB4.11 (US$0.66) compared with RMB3.87 in the fourth quarter of 2011.

In the fourth quarter of 2012, the Company recognized total share-based compensation expense of RMB13.8 million (US$2.2 million) compared with RMB11.0 million in the fourth quarter of 2011. The Company also recognized a loss from foreign currency translation of RMB1.8 million (US$0.3 million) in the fourth quarter of 2012 compared with RMB0.9 million in the fourth quarter of 2011.

Excluding share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments as well as their related tax impact, non-GAAP adjusted net income for the fourth quarter of 2012 increased 8.4% to RMB136.3 million (US$21.9 million) compared with RMB125.8 million for the fourth quarter of 2011. Non-GAAP adjusted fully diluted earnings per common share were RMB2.30 (US$0.37) in the fourth quarter of 2012 compared with RMB2.14 in the fourth quarter of 2011. Non-GAAP adjusted fully diluted earnings per ADS in the fourth quarter of 2012 were RMB4.59 (US$0.74) compared with RMB4.27 in the fourth quarter of 2011.

Fiscal Year 2012 Unaudited Financial Results
Total revenues for 2012 were RMB1,512.2 million (US$242.7 million), an increase of 10.4% from RMB1,370.1 million in 2011.

Unique employers using the Company’s online recruitment services grew 11.5% to 272,322 in 2012 from 244,243 in 2011. Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total. The estimated number of print advertising pages generated in 2012 decreased 54.1% to 2,742 compared with 5,980 estimated pages in 2011.

Income from operations for 2012 increased 10.1% to RMB485.5 million (US$77.9 million) from RMB441.2 million in 2011. Net income for 2012 increased 21.6% to RMB470.1 million (US$75.5 million) from RMB386.5 million in 2011. Fully diluted earnings per common share for 2012 increased to RMB7.92 (US$1.27) from RMB6.54 in 2011. Fully diluted earnings per ADS for 2012 were RMB15.84 (US$2.54) compared with RMB13.09 in 2011.

Excluding share-based compensation expense, loss from foreign currency translation, loss from impairment and gain from sale of long-term investments as well as their related tax impact, non-GAAP adjusted net income for 2012 increased 15.8% to RMB519.8 million (US$83.4 million) from RMB448.9 million in 2011. Non-GAAP adjusted fully diluted earnings per common share were RMB8.75 (US$1.41) for 2012 compared with RMB7.60 in 2011. Non-GAAP adjusted fully diluted earnings per ADS for 2012 were RMB17.51 (US$2.81) compared with RMB15.20 in 2011.

As of December 31, 2012, the Company had cash and short-term investments totaling RMB2,531.4 million (US$406.3 million) compared with RMB2,054.0 million as of December 31, 2011. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook
For the first quarter of 2013, the Company’s business outlook will be impacted by the late arrival of the Chinese New Year holiday relative to 2012, which will materially affect seasonality and year-over-year comparisons. Based on current market conditions and an expected significant year-over-year decrease in print advertising revenues as the Company transitions away from this business, the Company’s revenue target for the first quarter of 2013 is in the estimated range of RMB380 million to RMB400 million (US$61.0 million to US$64.2 million). Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2013 is in the estimated range of RMB1.95 to RMB2.20 per common share (US$0.63 to US$0.71 per ADS). The Company expects total share-based compensation expense in the first quarter of 2013 to be approximately RMB13 million to RMB14 million (US$2.1 million to US$2.2 million).

Other Company News
In November and December 2012, the Company discontinued the publication of 51job Weekly in Shanghai and Ningbo, respectively, but continues to maintain its facilities and all other operations in these cities.

In November 2012, the Company paid RMB3.1 million (US$0.5 million) to complete the acquisition of 5,400 square meters of office space in Guangzhou. The total purchase price was RMB95.8 million (US$15.4 million).

Currency Convenience Translation
For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2301 to US$1.00, the noon buying rate on December 31, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information
Management will hold a conference call at 8:00 p.m. Eastern Time on February 20, 2013 (9:00 a.m. Shanghai / Hong Kong time zone on February 21, 2013) to discuss its fourth quarter and fiscal year 2012 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 4594776 and the following telephone numbers:

US: +1-877-941-6009

Hong Kong: +852-3009-5027

International: +1-480-629-9819

The call will also be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation, loss from impairment and gain from sale of long-term investments as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. The Company believes excluding the loss from impairment and gain from sale of long-term investments and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such loss from impairment and gain from sale is unrelated to the Company’s core business operations. 51job also believes these non-GAAP measures excluding share-based compensation expense, loss from foreign currency translation, loss from impairment and gain from sale of long-term investments, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement
Statements in this release regarding targets for the first quarter of 2013, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2013; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2013 or as a result of new information, future events or otherwise.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	December 31, 2011	December 31, 2012	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	216,937	237,861	38,179
Print advertising	27,275	12,677	2,035
Other human resource related revenues	125,621	146,774	23,559

Total revenues	369,833	397,312	63,773

Less: Business and related tax	(17,422)	(16,656)	(2,674)

Net revenues	352,411	380,656	61,099

Cost of services (Note 2)	(101,644)	(111,908)	(17,962)

Gross profit	250,767	268,748	43,137

Operating expenses:
Sales and marketing (Note 3)	(97,925)	(97,195)	(15,601)
General and administrative (Note 4)	(40,781)	(52,195)	(8,378)

Total operating expenses	(138,706)	(149,390)	(23,979)

Income from operations	112,061	119,358	19,158
Loss from foreign currency translation	(921)	(1,760)	(282)
Interest and investment income	11,911	16,186	2,598
Other income	5,367	13,443	2,157

Income before income tax expense	128,418	147,227	23,631
Income tax expense	(14,488)	(25,104)	(4,029)

Net income	113,930	122,123	19,602

Other comprehensive income:
Currency translation adjustments	35	23	4

Comprehensive income	113,965	122,146	19,606

Earnings per share:
Basic	2.00	2.12	0.34
Diluted	1.93	2.06	0.33
Earnings per ADS (Note 5):
Basic	4.00	4.23	0.68
Diluted	3.87	4.11	0.66
Weighted average number of common shares outstanding:
Basic	56,942,481	57,721,227	57,721,227
Diluted	58,902,070	59,359,096	59,359,096

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,754 and RMB2,145 (US$344) for the three months ended December 31, 2011 and 2012, respectively.

3.	Includes share-based compensation expense of RMB1,508 and RMB1,844 (US$296) for the three months ended December 31, 2011 and 2012, respectively.

4.	Includes share-based compensation expense of RMB7,689 and RMB9,774 (US$1,569) for the three months ended December 31, 2011 and 2012, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
(In thousands, except share, per share and per ADS data)	December 31, 2011	December 31, 2012	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	803,004	943,432	151,431
Print advertising	208,365	105,309	16,903
Other human resource related revenues	358,730	463,508	74,399

Total revenues	1,370,099	1,512,249	242,733

Less: Business and related tax	(70,421)	(64,911)	(10,419)

Net revenues	1,299,678	1,447,338	232,314

Cost of services (Note 2)	(370,661)	(405,233)	(65,044)

Gross profit	929,017	1,042,105	167,270

Operating expenses:
Sales and marketing (Note 3)	(329,466)	(370,100)	(59,405)
General and administrative (Note 4)	(158,355)	(186,460)	(29,929)

Total operating expenses	(487,821)	(556,560)	(89,334)

Income from operations	441,196	485,545	77,936
Loss from foreign currency translation	(9,363)	(447)	(72)
Loss from impairment of long-term investments	(15,081)	—	—
Interest and investment income	42,033	61,653	9,896
Other income	8,779	18,934	3,038

Income before income tax expense	467,564	565,685	90,798
Income tax expense	(81,056)	(95,579)	(15,341)

Net income	386,508	470,106	75,457

Other comprehensive income:
Currency translation adjustments	325	(9)	(1)

Comprehensive income	386,833	470,097	75,456

Earnings per share:
Basic	6.81	8.17	1.31
Diluted	6.54	7.92	1.27
Earnings per ADS (Note 5):
Basic	13.62	16.35	2.62
Diluted	13.09	15.84	2.54
Weighted average number of common shares outstanding:
Basic	56,754,240	57,510,591	57,510,591
Diluted	59,067,424	59,375,123	59,375,123

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB6,084 and RMB7,870 (US$1,263) for 2011 and 2012, respectively.

3.	Includes share-based compensation expense of RMB5,230 and RMB6,766 (US$1,086) for 2011 and 2012, respectively.

4.	Includes share-based compensation expense of RMB26,660 and RMB35,902 (US$5,763) for 2011 and 2012, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
(In thousands, except share, per share and per ADS data)	December 31, 2011	December 31, 2012	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	128,418	147,227	23,631
Add back: Share-based compensation expense	10,951	13,763	2,209
Add back: Loss from foreign currency translation	921	1,760	282
Subtract: Gain from sale of long-term investments	—	(1,318)	(211)

Non-GAAP income before income tax expense	140,290	161,432	25,911
GAAP income tax expense	(14,488)	(25,104)	(4,029)
Tax impact of share-based compensation expense, loss from foreign currency translation and gain from sale of long-term investments	(3)	(0)	(0)

Non-GAAP income tax expense	(14,491)	(25,104)	(4,029)

Non-GAAP adjusted net income	125,799	136,328	21,882

Non-GAAP adjusted earnings per share:
Basic	2.21	2.36	0.38
Diluted	2.14	2.30	0.37
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.42	4.72	0.76
Diluted	4.27	4.59	0.74
Weighted average number of common shares outstanding:
Basic	56,942,481	57,721,227	57,721,227
Diluted	58,902,070	59,359,096	59,359,096

	For the Year Ended
(In thousands, except share, per share and per ADS data)	December 31, 2011	December 31, 2012	December 31, 2012
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	467,564	565,685	90,798
Add back: Share-based compensation expense	37,974	50,538	8,112
Add back: Loss from foreign currency translation	9,363	447	72
Add back: Loss from impairment of long-term investments	15,081	—	—
Subtract: Gain from sale of long-term investments	—	(1,318)	(211)

Non-GAAP income before income tax expense	529,982	615,352	98,771
GAAP income tax expense	(81,056)	(95,579)	(15,341)
Tax impact of share-based compensation expense, loss from foreign currency translation, loss from impairment and gain from sale of long-term investments	(51)	2	0

Non-GAAP income tax expense	(81,107)	(95,577)	(15,341)

Non-GAAP adjusted net income	448,875	519,775	83,430

Non-GAAP adjusted earnings per share:
Basic	7.91	9.04	1.45
Diluted	7.60	8.75	1.41
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	15.82	18.08	2.90
Diluted	15.20	17.51	2.81
Weighted average number of common shares outstanding:
Basic	56,754,240	57,510,591	57,510,591
Diluted	59,067,424	59,375,123	59,375,123

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	December 31,	December 31,
	2011	2012	2012
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	783,699	1,122,557	180,183
Restricted cash	4,263	14,468	2,322
Short-term investments	1,270,343	1,408,845	226,135
Accounts receivable (net of allowance of RMB2,022 and RMB3,260 as of December 31, 2011 and December 31, 2012, respectively)	43,708	52,688	8,457
Prepayments and other current assets	199,836	280,242	44,982
Deferred tax assets, current	11,042	8,643	1,387

Total current assets	2,312,891	2,887,443	463,466

Property and equipment, net	192,120	280,657	45,049
Intangible assets, net	4,290	3,919	629
Other long-term assets	48,649	69,343	11,130
Deferred tax assets, non-current	86	—	—

Total non-current assets	245,145	353,919	56,808

Total assets	2,558,036	3,241,362	520,274

LIABILITIES
Current liabilities:
Accounts payable	20,326	17,146	2,752
Salary and employee related accrual	44,287	48,450	7,777
Taxes payable	54,623	65,858	10,571
Advance from customers	290,460	338,330	54,306
Other payables and accruals	40,793	103,565	16,623

Total current liabilities	450,489	573,349	92,029

Deferred tax liabilities, non-current	1,972	1,985	318

Total liabilities	452,461	575,334	92,347

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,981,341 and 57,786,679 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	47	48	8
Additional paid-in capital	1,061,819	1,152,174	184,937
Statutory reserves	7,332	6,944	1,115
Accumulated other comprehensive income	1,638	1,629	261
Retained earnings	1,034,739	1,505,233	241,606

Total shareholders’ equity	2,105,575	2,666,028	427,927

Total liabilities and shareholders’ equity	2,558,036	3,241,362	520,274

Note 1:
The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.